November 10, 2015

Sonny Oh Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – CMG Long/Short Fund

Dear Mr. Oh:

On September 15, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of CMG Long/Short Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 755 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Sonny Oh provided the following comments on October 30, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide the approximate of public offering on the cover page of the filing.

Response. The Fund has been operational and offered to investors since February 28, 2012. Accordingly, the Registrant has decided not provide such a date.

Comment 2. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be provided or finalized.

Comment 3. (a) Please confirm the expense waiver agreement will be effective for at least one year from the date of effectiveness; and (b) please confirm that that the waiver is reflected in the expense example only for the duration of such expense waiver agreement.

Response. The Registrant so confirms.

Comment 4. Please provide disclosure, if applicable, in the principal investment strategies section regarding the Fund’s intended use of derivatives and short selling.

Response. The Fund does not intend to use derivatives as a principal investment strategy.

808920.2

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Comment 5. (a) Please distinguish, to the extent possible, the principal investment strategies of the Fund and the Underlying Funds; and (b) provide the risks associated with investing in domestic large cap equity indices.

Response. With respect to Comment 5(a), the Registrant respectfully declines to make any additional disclosure as it believes the existing disclosure is appropriate. With respect to Comment 5(b), the Registrant respectfully declines to make any additional disclosure as it believes that the disclosure for Stock Market Risk and Underlying Funds Risk appropriately discloses the risks associated with investing in investment companies that are representative of various U.S. large cap equity indices.

Comment 6. Please provide additional disclosure regarding the Fund’s principal investment strategies beyond what is shown in the summary prospectus.

Response. The following disclosure which appeared in both the summary and statutory investment strategy sections has been deleted in the statutory prospectus:

The model produces long or short signals by using technical analysis that attempts to gauge the direction of the overall market by analyzing the number of companies/sectors advancing relative to the number declining or which companies/sectors are exhibiting positive vs. negative momentum. The Adviser uses these signals in determining portfolio allocations between long and short equity positions.

In place of the deleted disclosure, the following has been added in the investment strategy section of the statutory prospectus:

The model produces long or short signals by using technical analysis that attempts to gauge the direction of the overall market by determining market breadth.  Market breadth is a technique used in technical analysis that seeks to determine overall market direction by analyzing the number of companies/sectors advancing relative to the number declining or which companies/sectors are exhibiting positive vs. negative momentum.  The Adviser uses these signals in determining portfolio allocations between long and short equity positions.  To determine long or short positions, a two phase process is implemented in the model.  First, the direction and magnitude of changes in the S&P 500 Industry Group-based model breadth composite are judged to be bullish or bearish.  Secondly, the market’s risk is analyzed relative to a multi-year mean to produce a signal based on the magnitude of changes in the respective risk zone.  These two components are combined in a rules-based framework which determines allocations of 100% long or 100% short positions.

Comment 7. Please explain the disclosure in the Management section which provides that the advisory fee paid with respect to the Fund to the Fund’s adviser for the past fiscal year amounted to 1.39% of the Fund’s average daily net assets for the period.

Response. The management fee for the Fund for the prior fiscal year was 1.50% of the Fund’s average daily net assets.

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Comment 8. Please revise, where applicable, to provide for the Fund’s new name.

Response. The requested revisions have been made.

Comment 9. In the How to Purchase Shares section, please provide disclosure regarding 12b-1 fees for Class A and Class I.

Response. Disclosure regarding the 12b-1 fees for Class A and Class I shares of the Fund can be found in the “Distribution of Shares” section of the prospectus.

Comment 10. Please define “business day.”

Response. The disclosure has been revised as follows (additional disclosure underlined):

Requests received after the close of the NYSE will be processed on the next business day (i.e. the next day on which the NYSE is open for business).

Comment 11. In the Frequent Purchases section, please disclose that due to subjective application of the methods used to discourage market timing, the risk that market timing may occur exists.

Response. The following disclosure has been added:

Due to the subjective nature of judgments used in monitoring market timing, it is possible that market timing may occur.

Comment 12. In the SAI, please confirm that the captioned sections of the prospectus are accurately cited.

Response. Captions cited in the SAI have been revised as requested.

Comment 12. Please clarify to which funds the non-fundamental restriction entitled “Bond Instruments” applies.

Response. The disclosure has been revised as follows (additional disclosure underlined):

Bond Instruments (For Tactical Bond Fund only). The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in bond instruments, as defined in the then current Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in

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which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

Comment 13. Please disclose that the recipients of portfolio holdings information have a duty not to trade on any material non-public information associated with the dissemination of fund holdings.

Response. The disclosure has been revised as follows (additional disclosure underlined):

Under limited circumstances, as described below, each Fund's portfolio holdings may be disclosed to, or known by, certain third parties in advance of their filing with the SEC on Form N-CSR or Form N-Q. In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and not to make any securities transactions based on any material non-public information associated with the dissemination of such portfolio holdings.

Comment 14. In the table disclosing information regarding the Trustees, please provide the age of each of trustee rather than year of birth.

Response. The Registrant respectfully declines to make the requested revision.

Comment. Please confirm the accuracy of the Tax Status section of the SAI.

Response. The Registrant confirms that the Tax Status section of SAI, as revised, is accurate.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

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Very truly yours,

/s/ Andrew Davalla

Andrew Davalla